ALEXCO RESOURCE CORP.
Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual Meeting of Shareholders

To be held on

Thursday, December 7, 2006

ALEXCO RESOURCE CORP.

Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:        The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of the holders of common shares ("Shares") of Alexco Resource Corp. (the "Company") will be held at Suite 1000 – 595 Howe Street, Vancouver, British Columbia, V6C 2T6, on Thursday, December 7, 2006, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor's report thereon for the financial year ended June 30, 2006;

2.	To determine the number of directors at four (4);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year; and

5.	To authorize the directors to fix the remuneration to be paid to and terms of engagement of the auditor.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a supplemental mailing return card. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on October 31, 2006 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 31st day of October, 2006.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton Nauman, President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

ALEXCO RESOURCE CORP.
Suite 1920, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at October 31, 2006, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular (other than in the Appendices), including in the Summary.

"Board" means the board of directors of the Company.

"business day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

"Circular" means, collectively, the Notice of Meeting and this information circular, including all Appendices hereto, sent to Shareholders in connection with the Meeting.

"Company" means Alexco Resource Corp., a company organized under the laws of the Yukon Territory.

"Meeting" means the annual meeting of Shareholders to be held on December 7, 2006, and any adjournment(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

"Share" means a common share in the capital of the Company.

"Shareholder" means a holder of Shares.

"Stock Option Plan" means the stock option plan of the Company.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on December 7, 2006 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Company or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of "non-registered" or "beneficial" holders - those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for Non-Objecting Beneficial Owners). Prior to September 2002, issuers (including the directors and officers of the Company) had no knowledge of the identity of any of their beneficial owners, including NOBOs. However, after September 1, 2002, subject to the provision of National Instrument 54-101 Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of a company except for the distribution of proxy-related materials directly to NOBOs, based on the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004, issuers can now obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs, based on the second stage of the implementation of NI 54-101.

The Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from the Company's transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc., as the case might be). These VIFs are to be completed and returned to the transfer agent in the envelope provided or by facsimile. In addition, the transfer agent provides both telephone voting and internet voting as described on the VIF itself. The transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by the VIFs they receive.

Revocability of Proxy

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company's last completed fiscal year, proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at October 31, 2006, the record date for the Meeting, 28,367,592 Shares were issued and outstanding. Holders of record of Shares at the close of business on October 31, 2006 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers, as at the record date, October 31, 2006, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to all Shares is as follows:

Name	Type of Ownership	Number of Securities Owned	Percentage of Total Votes
NovaGold Canada Inc.	Direct	5,304,478 Shares	18.7%

ELECTION OF DIRECTORS

The directors are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to determine the number of directors at four (4).

The Company does not have an Executive Committee of its Board. The Company has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and an Environmental and Safety Committee. Members of these committees are as set out below.

Management proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Jurisdiction of Residence(6)	Positions Held	Principal Occupation(6)	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
Clynton R. Nauman Washington, USA	President, Chief Executive Officer and Director(3)	President and Chief Executive
Officer of the Company; Chief
Executive Officer of Asset
Liability Management Group
ULC since February 2003;
President of Viceroy Gold
Corporation and Viceroy
Minerals Corporation, February
1998 to February 2003;
President and Chief Executive
Officer of Viceroy Resource
Corporation, February 1998 to
		December 2001.	Since December 3, 2004	1,400,001 Shares 425,000 Shares under option
Rick Van Nieuwenhuyse British Columbia, Canada	Director(1)(2)(4)	President and Chief Executive Officer of NovaGold Resources Inc. since May 1999.	Since January 11, 2005	400,000 Shares 250,000 Shares under option
Michael D. Winn California, USA	Chairman and Director(1)(2)(3)(4)	President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies, since 1997.	Since January 11, 2005	nil Shares 100,000 Shares under option
David H. Searle British Columbia, Canada	Director(1)(2)(3)(4)	Lawyer with Fasken Martineau DuMoulin LLP, October 2001 to August 2006.	SinceMay 12, 2006	nil Shares 100,000 Shares under option
Elaine M. Sanders British Columbia, Canada	Chief Financial Officer and Corporate Secretary	Vice President, Finance of
NovaGold Resources Inc. since
September 2006; Controller of
NovaGold Resources Inc.,
March 2003 to August 2006;
Controller of Telos Technology
Inc., February 1997 to February
		2003.	N/A	122,132 Shares 150,000 Shares under option
Bradley Thrall Washington, USA	Chief Operating Officer	Chief Operating Officer of the Company; President of Asset Liability Management Group ULC since September 2002; Manager Technical Services of Viceroy Resource Corporation, July 1996 to September 2002.	N/A	550,000 Shares 375,000 Shares under option

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Environmental and Safety Committee.

(4)	Member of the Compensation Committee.

(5)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 31, 2006, based upon information furnished to the Company by individual directors.

(6)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.

The directors and executive officers as a group beneficially own, directly or indirectly, an aggregate of approximately 2,472,133 Shares, representing approximately 8.7% of the issued and outstanding Shares. Clynton Nauman and Bradley Thrall also hold 55% and 40%, respectively, of the outstanding shares of Asset Liability Management Group ULC ("ALM"), which owns 1,940,299 common shares of the Company.

Additional information on the Company's directors is as follows:

Clynton R. Nauman – President, Chief Executive Officer and Director

Mr. Clynton R Nauman is currently the President and Chief Executive Officer of the Company. Mr. Nauman has been the Chief Executive Officer of ALM since 2003 and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation, positions he held from February 1998 to February 2003. Mr. Nauman was President and Chief Executive Officer of Viceroy Resource Corporation from February 1998 to December 2001. Previously, Mr. Nauman was a General Manager for Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman also serves as a director of NovaGold Resources Inc.

Michael D. Winn – Chairman and Director

Mr. Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in 1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Inc.), where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California. Mr. Winn also serves as President, Chief Executive Officer and a director of Sanu Resources Ltd. and as a director of Eurasian Minerals Inc., General Minerals Corp., Lake Shore Gold Corp., Mena Resources Inc., Quest Capital Corp. and Transatlantic Petroleum Corp.

Rick Van Nieuwenhuyse – Director

Mr. Rick Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in December 1997 and was appointed Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse has over 25 years of world-wide experience in the natural resource sector, including as Vice President for Placer Dome Inc. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse hold a Candidature degree in Science from the Université de Louvain, Belgium and a Masters of Science degree in geology from the University of Arizona, USA. Mr. Van Nieuwenhuyse also serves as a director of Etruscan Resources Inc. and Inter-Citic Minerals Inc.

David H. Searle, C.M., Q.C. – Director

Mr. Searle is a lawyer and a recently retired partner at Fasken Martineau DuMoulin and brings to the Board 44 years of experience practicing law in western and northern Canada. He has extensive experience in environmental assessment, the permitting of major projects and in the area of mine closure and reclamation. Mr. Searle regularly appeared in all three northern jurisdictions before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. In 2000 he was recognized for his contribution to northern Canada by his appointment as a Member of the Order of Canada.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors until the close of the next following annual meeting of the Shareholders or until their successors are elected.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2006 and the other three most highly compensated executive officers as at June 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen- sation ($)
Clynton R. Nauman President and Chief Executive Officer(2)	2006 2005	166,253 45,209	Nil Nil	16,000 Nil	200,000 225,000	Nil Nil	Nil Nil	Nil Nil
Elaine Sanders Chief Financial Officer and Corporate Secretary(1)	2006	Nil	Nil	Nil	150,000	Nil	Nil	Nil
Bradley Thrall Chief Operating Officer(2)	2006 2005	138,003 39,085	Nil Nil	12,000 Nil	150,000 225,000	Nil Nil	Nil Nil	Nil Nil

(1)	Elaine Sanders was appointed Chief Financial Officer and Corporate Secretary of the Company on February 15, 2006.

(2)	Clynton Nauman and Bradley Thrall entered into management contracts with the Company and ALM. Monthly consulting fees include salary and benefits which is disclosed as “Other Annual Compensation”.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which compensation intended to motivate performance over a period greater than one financial year was paid.

Options

Option Grants During the Most Recently Completed Financial Year

The following table discloses the particulars of the options granted to the Named Executive Officers during the Company’s most recently completed financial year.

NEO Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Clynton R. Nauman	200,000	14.6%	$3.08	$3.08	May 18, 2013
Elaine Sanders	50,000 100,000	3.6% 7.3%	$1.50 $3.08	$1.50 $3.08	December 16, 2012 May 18, 2013
Bradley Thrall	150,000	10.9%	$3.08	$3.08	May 18, 2013

Aggregate Option Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable/ Unexercisable
Clynton R. Nauman	Nil	N/A	425,000/Nil	$490,500/Nil
Elaine Sanders	Nil	N/A	150,000/Nil	$74,000/Nil
Bradley Thrall	Nil	N/A	375,000/Nil	$470,500/Nil

Option Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer, the value of such compensation exceeds $100,000.

Clynton Nauman, the President and Chief Executive Officer of the Company, and Bradley Thrall, the Chief Operating Officer of the Company, each entered into management contracts dated March 15, 2005 with the Company and ALM pursuant to which the Company was required to pay ALM $12,917 plus GST and $11,167 plus GST, respectively, per month in consulting fees with respect to the services of Clynton Nauman and Bradley Thrall (each a "Consultant"), for a two year term ending March 15, 2007. Consulting fees were revised effective April 1, 2006 to $22,000 plus GST and $16,500 plus GST, respectively, per month for Clynton Nauman and Bradley Thrall. The Company or the Consultant may terminate the contract upon three months' written notice. Upon notice of termination being given, the Company may elect to require the Consultant to cease providing services, provided the Consultant is paid for his services to the end of the notice period.

Composition of the Compensation Committee

The Company has a Compensation Committee comprised of Michael Winn, Rick Van Nieuwenhuyse and David Searle. Responsibility for the determination of compensation of executive officers has been delegated to this committee. See "Corporate Governance Disclosure".

Report on Executive Compensation

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the sector are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide an annual level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful. Bonuses awarded are determined by reference to the success of the Company and each executive officer’s contribution in the year, as determined at the discretion of the Compensation Committee. The Company also provides long-term incentive compensation which aligns the interest of executive officers with those of shareholders and provides long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for development and implementation of long-range strategy. In the view of the Compensation Committee, the base salary paid to the Company’s executive officers during the financial year ended June 30, 2006, is on the lower end of the range of compensation paid to senior executives of comparable companies within the Canadian mineral exploration sector and, in any event, reasonable in light of the Company's performance during such period.

The principal determinants guiding the Compensation Committee in fixing the Chief Executive Officer’s salary and bonus entitlements in 2006 were Clynton Nauman's contribution to expansion of the Company’s business, increase in shareholder value, leadership of the Company's strategic planning and development of new business opportunities. The Compensation Committee has determined that compensation levels for the Chief Executive Officer, and the Company's management as a whole during the financial year ended June 30, 2006, were at the lower end of the range of comparables for corporations operating in the mineral exploration sector.

The Stock Option Plan is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Compensation Committee, comprised of Michael Winn, Rick Van Nieuwenhuyse and David Searle.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the Shares, assuming a $100 investment in the Shares on January 26, 2006, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

January 26, 2006 – June 30, 2006

Compensation of Directors

The Company's directors are compensated for services primarily by the grant of stock options under the Company's Stock Option Plan. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at June 30, 2006, with respect to the Company's compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,270,000	$1.98	548,919
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,270,000		548,919

In 2005, the Company implemented a rolling 10% stock option plan approved by the shareholders at the Company's annual meeting held on January 9, 2006.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to the Company and its subsidiaries (collectively the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Stock Option Plan authorizes the board of directors (or compensation committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the board of directors (or compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	(a)	the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

	(b)	the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

	(c)	the issuance, to any one insider of the Company and such insider’s associates, of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the 10% Rolling Stock Option Plan, and any exercises of stock options will make new grants available under the plan.

3.	The Stock Option Plan must be approved and ratified by shareholders every three years.

4.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Company, and are non- assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be approved by the board of directors of the Company and, if required, the TSX) or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.

The directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the Stock Option Plan without obtaining approval of shareholders to:

	(a)	make amendments of a "housekeeping" nature;

	(b)	change vesting provisions;

	(c)	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

	(d)	change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

	(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Stock Option Plan; and

	(g)	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

Based on the Company's issued and outstanding common shares as at June 30, 2006, 2,818,919 common shares were reserved for issuance under the Stock Option Plan. As at October 31, 2006 there were 2,836,759 common shares reserved for issuance under the Stock Option Plan.

There were 2,270,000 stock options outstanding under the Stock Option Plan, representing 8.0% of the Company's issued and outstanding share capital, as at October 31, 2006. There were 2,270,000 stock options outstanding under the Stock Option Plan, representing 8.1% of the Company's issued and outstanding share capital, as at June 30, 2006.

Based upon the Company's issued and outstanding common shares as at October 31, 2006 and the number of outstanding stock options, the Company can issue stock options for an additional 566,759 common shares under the Stock Option Plan. Additional stock options may be granted as additional common shares are issued.

Under the policies of the Toronto Stock Exchange, the Stock Option Plan must be approved and ratified by shareholders every three years.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director or associate of them, is or, since the beginning of the last completed financial year of the Company, was indebted to or guaranteed or supported by the Company either pursuant to an employee stock purchase program or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no informed person or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

During the financial year ended June 30, 2006, the Company recorded $337,679 in consulting fees to ALM, which was related by having one director and one officer in common. At June 30, 2006, accounts payable and accrued liabilities included $43,101 owing to ALM.

During the financial year ended June 30, 2006, the Company paid $7,250 in rent expense as a result of a month to month rental agreement with Quest Management Corp., which was related by having one director in common.

During the financial year ended June 30, 2006, the Company recorded $470,064 in technical service fees to NovaGold Resources Inc., which was related by having two directors in common. At June 30, 2006, accounts payable and accrued liabilities included $160,777 due to NovaGold Resources Inc.

The consulting fee, consulting revenue and rent expense transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

During the financial year ended June 30, 2006, certain directors and/or officers of the Company participated in private placement financings of the Company. In addition, certain directors and/or officers of the Company were granted stock options under the Company's Stock Option Plan.

Management does not consider any of the related party transactions to be material on an individual basis.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of PricewaterhouseCoopers LLP as the auditor to hold office for the ensuing year at a remuneration and on terms of engagement to be fixed by the Directors.

PricewaterhouseCoopers LLP were first appointed as auditor in 2005.

MANAGEMENT CONTRACTS

No management functions are performed to any substantial degree by a person other than the directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

Toronto Stock Exchange listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in the company's annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101, Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201, Corporate Governance Guidelines, against which the Company has reviewed its own corporate governance practices. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

Directors’ Independence

The Company's Board consists of four directors, two of whom the Company believes to be independent based upon the tests for independence set forth in Multilateral Instrument 52-110, Audit Committees (“MI 52-110”). Messrs. Winn and Searle are independent. Mr. Nauman is not independent as he is the President and Chief Executive Officer of the Company. Mr. Van Nieuwenhuyse is not independent as he is an executive officer of NovaGold Resources Inc., which provides consulting services to the Company.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Company’s independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee, which is composed of a majority of independent directors, meets with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board.

The Board’s non-executive Chairman, Mr. Winn, is considered an independent director.

Participation of Directors in Other Reporting Issuers

Certain of the Company’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers

Clynton R. Nauman	NovaGold Resources Inc.

Rick Van	NovaGold Resources Inc.
Nieuwenhuyse	Etruscan Resources Inc.
Inter-Citic Minerals
Ivana Ventures Inc.

Michael D. Winn	Quest Capital Corp.	Mena Resources Inc.
	Eurasian Minerals Inc.	Sanu Resources Ltd.
	General Minerals Corp	TransAtlantic Petroleum Corp
	Lake Shore Gold Corp.	Reservoir Capital Corp
Lara Exploration Ltd.

David H. Searle	none

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held during the Company’s most recently completed financial year.

Name of Director	Board Meetings Attended	Board Meetings Missed
Clynton R. Nauman	3	Nil
Rick Van Nieuwenhuyse	3	Nil
Michael D. Winn	3	Nil
David Searle(1)	2	Nil

Notes
(1) Mr. Searle joined the Board in May 2006.

Board Mandate

The Board has adopted a written mandate. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Position Descriptions

The Board has not developed a written position description for the Chairman of the Board, for the chairs of the committees of the Board or for the Chief Executive Officer; the Board delineates the role and responsibilities of these individuals through reference to industry norms and past practice and, in the case of the Chief Executive Officer, also through reference to the terms of his employment with the Company.

Orientation and Continuing Education

The Company does not provide formal continuing education to its Board members, but encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s properties. Board members have full access to the Company's records.

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management, auditors, and technical consultants; and

4.	further information and education as deemed appropriate and desirable by the Company’s Corporate Governance Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a written code of conduct (the "Code"), which may be viewed by visiting the Company’s web site at www.alexcoresource.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify a member of the Audit Committee. No material change report filed since the beginning of the Company’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. In addition, the Company requires that directors who have a material interest declare that interest to the Board or committee thereof. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility, diligence, and for avoiding conflict of interest.

Nomination of Directors

The Company does not have a stand-alone nomination committee, but the Corporate Governance Committee (a majority of the members of which are considered independent under the tests prescribed by MI 52-110) is responsible, among other things, for recommending candidates for nomination, appointment, election and reelection to the Board and its committees, and for annually assessing Board performance. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the financial services industry are consulted for possible candidates.

Procedure for Determining Compensation

The members of the Compensation Committee are Messrs. Winn, Van Nieuwenhuyse and Searle, a majority of whom are considered independent under the tests prescribed by MI 52-110. The Compensation Committee has responsibility for recommending compensation for the directors and senior management, including the granting of stock options to the Board, and for reviewing and ensuring that the adequacy and form of compensation realistically reflects the responsibilities and risks involved in being an effective officer or director. Additionally, the mandate of the Compensation Committee includes the review of compensation of the directors, and making recommendations as to changes that may be required.

To determine compensation payable, the Compensation Committee review(s) compensation paid for directors and officers of companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

Board Committees

The Company has the following committees in addition to its Audit and Compensation committees:

1.

the Corporate Governance Committee, which monitors the Company's corporate governance compliance; recommends corporate governance policy to the Board; reviews the procedure for monitoring directors' responsibility, diligence, and avoiding conflicts of interest; and reviews the Board's past years' proceedings to evaluate its efficiency and make require recommendations, if any; and

2.	the Environmental and Safety Committee, which monitors compliance with environmental and safety standards and recommends environmental and safety policy to the Board.

All committees of the Company's Board are accountable to the full Board.

Assessments

The Board, at such times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives reports from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE INFORMATION

Detailed information with respect to the Company's audit committee is contained under the heading "Additional Information – Audit Committee Information" in the Company's annual information form for the financial year ended June 30, 2006 filed under the Company's profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 1920 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED as of this 31st day of October, 2006.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer